UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Final Amendment
WINNEBAGO INDUSTRIES INC.
(Name of Issuer)
Common Stock, $.50 par value
(Title of Class of Securities)

974637100
(CUSIP Number)

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
November 8, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974637100

1	NAME OF REPORTING PERSON Donald J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	764,426
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	764,426
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		764,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.4%(1)
14	TYPE OF REPORTING PERSON (see instructions)		IN
(1)	Calculated based on 31,634,517 shares of Winnebago Industries, Inc. (the “Issuer’s”) common stock outstanding, as of October 17, 2017.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2016, by the reporting person (the “Statement”), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.
Item 3.  Source and Amount of Funds or Other Consideration.
Donald J. Clark beneficially owns and has the sole voting and dispositive power over all 764,426 Shares of the Issuer reported by him in this Schedule 13D.  All such shares were acquired directly by Mr. Clark on November 8, 2016, upon consummation of the acquisition by the Issuer of Grand Design RV, LLC, in which Mr. Clark held an indirect minority interest.

On November 8, 2016 Winnebago Industries, Inc. (“Winnebago”) consummated the acquisition of Grand Design RV, LLC an Indiana limited liability company, pursuant to the terms of the Securities Purchase Agreement (the “Purchase Agreement”) by and among Winnebago, Grand Design RV, LLC (“Grand Design”), Octavius Corporation (“Octavius”), Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P. (collectively the “Summit Sellers”), RDB III, Inc., and each of the shareholders of RDB III, Inc.   Mr. Clark, Ronald Fenech and William Fenech were the shareholders of RDB III, Inc. and are referred to collectively as the “RDB Sellers”.

In connection with the Purchase Agreement, Grand Design entered into an employment agreement with Mr. Clark which includes a form of change in control agreement between Mr. Clark and Winnebago (“Employment Agreement”).

On November 8, 2016, Donald Clark, Ronald Fenech, and William Fenech entered into a five-year non-competition, non-solicitation and confidentiality agreement with Winnebago (the “Non-competition Agreement”).

Winnebago agreed to register the shares of common stock issuable to the Summit Sellers and the RDB Sellers pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Winnebago agreed to file a shelf registration statement on the second business day following the filing of an amendment to Winnebago’s Current Report on Form 8-K reporting the completion of the acquisition of Grand Design containing the financial statements and pro forma financial information concerning the acquisition. Winnebago has agreed to keep the registration statement effective for up to three years.

RDB Sellers agreed to certain covenants pursuant to the terms of a standstill agreement (“Standstill Agreement”). The standstill agreement provided that for up to one year after closing, the RDB Sellers are each prohibited from taking certain hostile actions with respect to Winnebago. The RDB Sellers also agreed to a lock-up letter agreement (“Lock Up Agreement”) that restricted the RDB Sellers from transferring their shares of Winnebago common stock for one year from closing.  The Standstill Agreement and the Lock Up Agreement have expired.

Finally, in connection with the Purchase Agreement, Winnebago entered into consulting agreements (“Consulting Agreements”) with the other  two of the RDB Sellers, Ronald Fenech and William Fenech. Under the consulting agreements, Ronald Fenech and William Fenech have each agreed to provide certain consulting services to Grand Design and Winnebago for one year from closing.  The Consulting Agreements have expired.

By virtue of expiration of the agreements described above under this Item 3 with the other RDB Sellers, Mr. Clark and the other RDB Sellers may no longer be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to shares of the Issuer held by the RDB Sellers.  Reporting person's obligation to file statements of beneficial ownership under Section 13 of such Act has terminated.

Item 5.  Interest in Securities of the Issuer.
(a)

Donald Clark -
Aggregate number of shares beneficially owned by Mr. Clark: 764,426.
Percentage of class: 2.4%.

(b)
Donald Clark -
(1)	Sole power to vote or direct vote: 764,426
(2)	Shared power to vote or direct vote: -0-
(3)	Sole power to dispose or direct the disposition: 764,426
(4)	Shared power to vote or direct vote: -0-

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2017	/s/ Donald J. Clark
Donald J. Clark